Mailstop 4561

January 16, 2008

Elizabeth L. DelBianco
Celestica Inc.
12 Concorde Place, 5th Floor
Tornoto, Ontario
Canada M3C 3R8

> **Re:** **Celestica Inc.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed March 20, 2007**
> **File No. 001-14832**

Dear Ms. DelBianco:

We have completed our review of your Form 20-F and have no further comments.

Sincerely,

Mark P. Shuman
Branch Chief - Legal